March 28, 2014

United States Securities and Exchange Commission

Attention: Mr. Michael Volley

Washington, DC 20549

Re:	Asta Funding Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 13, 2013
File No. 001-35637

Dear Mr. Volley:

We thank you for your comment letter dated March 7, 2014 (the “Comment Letter”) addressed to Asta Funding, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. To assist you in your review, the comments from your letter are included in italics below and are numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Please note that I revised the date reference in question 5.d. to read “2012 and 2013” instead of “2013 and 2014.”

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 1. Business – Consumer Receivables Business – Receivables Purchase Program, page 6

1.	On page 6 you disclose that after determining that an investment should yield an adequate return on your acquisition cost after servicing fees including court costs, you use a variety of qualitative and quantitative factors to calculate the estimated cash flows. So that we may better understand your account, please tell us if you net fees paid for collection services with expected cash flows in determining cash flows expected at acquisition and if so explain how that policy is consistent with ASC 310-30.

Due to the nature of our business - acquiring, managing, servicing and recovering on consumer receivables, predominantly that have been charged off by the originators, our accounting for the loans acquired falls under the category of “deteriorated credit quality” and therefore are accounted for under section ASC 310-10.

As most of our accounts are outsourced to third party collection agencies and attorneys, we receive the collections net of all collection costs including contingent commissions, court fees and other servicing fees. As we receive collections net of all costs, which primarily consist of the contingent servicing fees, and there is no contractual liability to the servicing organization until a collection is successful. Our estimated cash flows are based on the cash flows net of all costs and, therefore, we can base our comparative analysis of actual net cash flows directly to estimated net cash flows with no additional measures of comparing costs associated with the collection process. We have included in our disclosures in the Notes to Consolidated Financial Statements since our response to a Securities and Exchange Commission inquiry of a similar nature dated October 7, 2005, the gross collections and commissions and fees associated with the collection process.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 36

2.	On page 36 you disclose your Settlement Agreement with BMO as an amendment to the Receivables Financing Agreement and that no gain or loss was recognized. Please tell us how you accounted for this transaction under ASC 405 and ASC 470. Please explain whether or not this agreement constitutes a debt extinguishment and if you determined it is a debt extinguishment; please explain how you concluded no gain or loss should be recognized. Please provide the specific accounting guidance you relied on for your conclusions.

The Settlement Agreement called for an initial payment of $15,000,000 in exchange for the following:

a.	Reduced monthly payments

b.	Reduced interest rate

After the repayment of the Remaining Amount, as defined in the Settlement Agreement and Omnibus Agreement (the “Settlement Agreement”), the Company will be released from further obligation with regard to the Settlement Agreement. At such time when the Remaining Amount has been paid in full, there will be a presumed forgiveness of debt recorded. At September 30, 2013, the Remaining Amount was $9,659,161, an amount included in the total obligation due of $35,760,598. At December 31, 2013, the Remaining Amount to be paid to the Bank of Montreal was $7,030,598, an amount included in the total obligation due at December 31, 2013 of $33,132,035 – an obligation we have not been released from by the Bank of Montreal. Once the Remaining Amount of $7,030,598 has been paid to the Bank of Montreal, the obligation will be fulfilled and an extinguishment of debt will be recognized. As of the date of the Settlement Agreement, and during subsequent reporting periods, we have not been released from our obligation to the Bank of Montreal.

According to 405-20-40-1 – Liabilities – Extinguishment of Liabilities – Derecognition. A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a.	The debtor pays the creditor and is relieved of its obligation for the liability.

The Company was not relieved of obligation for the liability.

b.	The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

As described above, the Company has not been released from the obligation as of the reporting period, September 30, 2013.

As this is not a Troubled Debt Restructuring under ASC 470, this section is not applicable. A restructuring of a debt constitutes a troubled debt restructuring if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.

As this debt is non-recourse, and we have been faithfully fulfilling our obligations under the Receivables Financing Agreement and all subsequent amendments, the Bank of Montreal is not pursuing this course due to economic or legal reasons. The Company has been in discussions with the Bank of Montreal throughout the period of the Fifth Amendment in order to come to an agreement that would be in the best interests of both parties to come to a mutually beneficial agreement.

Note A – The Company and its Significant Accounting Policies – [5] Income Recognition,

Impairments and Accretable Yield Adjustments, page F-10

3.	On page F-13, you disclose that in the event that actual cash flows are in excess of your expectations and the reason is due to timing, you defer the “excess” collections as deferred revenue.

a.	Please tell us and revise future filings to disclose where deferred revenue is presented in your balance sheet.

The deferred revenue balance is reported as a part of the Consumer receivables acquired for liquidation (at net realizable value) as follows at September 30, 2013:

Consumer receivables acquired for liquidation	$67,997,000

(Deferred revenue)/Accrued revenue	1,024,000
Impairment reserve	(11,121,000)

Consumer receivables acquired for Liquidation (at net realizable value)	$57,900,000

The caption deferred revenue includes unrecognized revenue of collections in excess of expectations, and accrued revenue of recognized revenue in excess of collections deficient in expectations. The disclosure above shows an accrued revenue amount of $1,024,000, or 1.8% of the line item Consumer receivables acquired for liquidation (at net realizable value) and 0.5% of total assets.

We acknowledge the Staff’s comment and will include this disclosure in the Notes to the Consolidated Financial Statements in future filings.

b.	Please tell us how deferred revenue is recognized and tell us how your policy is consistent with the guidance in ASC 310-30.

As required by ASC 310-30, the Company accounts for deferred revenue or accrued revenue to be recognized by comparing the actual cash received to the estimated cash flows established at the time of the acquisition of the portfolio when the initial internal rate of return (“IRR”) was established. Any difference in such comparison is recognized on the balance sheet as deferred revenue or accrued revenue. The recognition as income is established when there is a consistent excess of actual cash flows over expected cash flows and it is established that such consistent excess is not a timing issue. The excess cash flows are recognized as revenue through an accretable yield adjustment, a new IRR is established as the benchmark and the deferred revenue account is adjusted to zero. If accrued revenue is indicative of a consistent deficiency of cash flows as compared to expected cash flows, an impairment expense is recognized, a new lower IRR is established and the accrued revenue account is adjusted to zero.

c.	Please provide us an illustrative example of a pool with “excess” collection that clearly shows how the “excess” collection impacts the accounting for the pool (i.e., carrying amount, cash flows expected to be collected, interest income, etc.).

Our illustrative example will be provided to you as soon as possible.

4.	On page F-13, you disclose that you routinely monitor initial cash flow expectations against the actual cash flows and, in the event the cash flows are below expectations and you believe there are no reasons relating to mere timing differences or explainable delays (such as can occur particularly when the court system is involved) for the reduced collections, an impairment is recorded on portfolios accounted for on the interest method. Please clarify for us whether there are any instances when based on current information and events it is probable that you will be unable to collect all cash flows expected at acquisition but you do not consider the loan impaired. If so, please provide examples and tell us how this is consistent with the guidance in ASC310-30-35-10a.

As a background, the Company’s “loans” consist of portfolios of, generally, charged off credit card accounts purchased from the original issuer. These portfolios may consist of thousands of individual accounts. Although, from a collection management standpoint, we manage each account for the purpose of making contact with the individual debtor to take collection actions, from an accounting standpoint we manage the cash flows and expectations from an overall portfolio standpoint. It is possible we will not make contact with a majority of the accounts we acquire. Unless we are compelled to “write off” the account by a court action, or some other reason, there is no accounting action taken based upon resolution of a single account in the portfolio. The cessation of collection actions on individual accounts does not impact the accounting on the portfolio. There has to be an overall estimate that the entire portfolio will be deficient in collections to take impairment actions.

After we analyze our portfolios and we find a consistent deficiency of cash flows based upon the established guidelines set by the Company, an impairment is recorded. There have been no instances whereby we established a portfolio which was impaired and an impairment expense was not recorded.

Note C-Consumer Receivables Acquired for Liquidation, page F-16

5.	On page F-18, you disclose that $33.2 million of finance income recognized in fiscal year 2013 was from fully amortized pools. This represents 96% of total finance income recognized.

a.	Pleases explain to us and include illustrative examples as necessary, why so many of your interest method portfolios appear to be fully amortized.

During Fiscal year 2013, we purchased one (1) consumer receivable acquired for liquidation portfolio. That portfolio is accounted for on the interest method with an estimated life of seven years. Prior to fiscal year 2013, the last consumer receivable acquired for liquidation portfolio, consisting primarily of charged off consumer credit card accounts, was acquired during the fourth quarter of fiscal year 2010. Although it has been over three years since the acquisition of these portfolios, based upon the Company’s guidelines, before a determination of an accretable yield adjustment could be established, the portfolios became zero basis portfolios and the principal balance was fully collected by the end of the following fiscal year. Other interest method portfolios acquired since then were in a different asset class (in the medical field) and were since reclassified to the cost recovery method.

The primary reason for 96% of the finance income generated from the consumer receivables acquired for liquidation is the slow-down of acquiring consumer receivables over the past four years. See Exhibit 5.a. to illustrate the collection history on a vintage basis to show how our portfolio has aged to yield a zero basis status.

b.	Please explain to us how you applied the guidance in ASC 310-30 which states that if actual cash flows are significantly greater than cash flows previously expected, the amount of accretable yield should be increased and recognized over the remaining life of the loan. We note your disclosure on page F-19 that there were no accretable yield adjustments in fiscal year 2013 and 2012.

Based upon the guidelines set by the Company, no interest method portfolios cash flows were consistently significantly higher than the projected cash flows established for the portfolios to warrant an accretable yield adjustment.

c.	Please revise future filings to disclose fully amortized interest method portfolios separately from non-fully amortized interest method portfolios for each period presented. Please provide us a draft of your proposed disclosure.

We acknowledge the Staff’s comment and will disclose the finance income from fully amortized portfolios and non-fully amortized portfolios. See highlighted section of Exhibit 5.c. for a proposed draft of the disclosure that will be add to future filings under Note C for report on Form 10-K purposes and Note 3 for Quarterly Report on Form 10-Q purposes.

d.	Please tell us how you considered whether you could reasonably estimate the amount and timing of expected cash flows of receivables acquired in 2012 and 2013, considering that it appears that you received significantly greater cash flows on interest method portfolios than initially expected.

The various portfolios acquired in fiscal year 2012, that were originally accounted for on the interest method, have since been reclassified to the cost recovery method due to the inconsistent collection pattern and difficulty in forecasting future collections. We purchased one portfolio in fiscal year 2013 that is accounted for on the interest method and that portfolio collected $253,000 during fiscal year 2013. Due to our experience related to this type of portfolio, we consider our estimates of expected cash flows to be reasonable at this stage of the portfolio’s life.

Note E- Other investments – Personal Injury Claims, page F-20

6.	Please tell us and revise future filings to disclose your methodology for determining the reserve for bad debts related to your personal injury claims.

The reserve for bad debts is recorded based upon the historical trend for write off in the personal injury financing industry, the aging of the claims and other factors that could impact recoverability.

7.	Please provide us and revise future filings to disclose a roll forward of the reserve for bad debts for each period presented.

We acknowledge the Staff’s comment and will include the following disclosure in future filings.

Allowance for bad debts Beginning Balance 10/1/12	$0
Add: Reserve for bad debt	2,291,000
Deduct: Write offs	(43,000)

Allowance for bad debts Ending Balance 9/30/13	$2,248,000

8.	Please tell us if personal injury claims are financing receivables based on the definition in ASC 310-10-20. If so, please disclose the information required in ASC 310-10-50.

Personal injury claims do not fall under the category of financing receivables. Financing receivables must have both of the following characteristics (a. 1. and 2. and b.):

a.	It represents a contractual right to receive money in either of the following ways:

1.	On demand

2.	On fixed or determinable dates.

The advance for the personal injury claims are non-recourse, therefore there is no contractual right to receive the money from the claimant. The advances are not due on demand and not on a fixed and determinable date.

b.	It is recognized as an asset in the entity’s statement of financial position.

The advances for personal injury claims are classified as other investments on our balance consolidated sheets.

Personal injury claims have only one of the above characteristics and, therefore, do not fit the definition of financing receivables.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comments and should you need any additional information after reviewing the responses provided above, please contact me at 201-308-9245, or by fax at 201-308-9449, or by e-mail at rmichel@astafunding.com.

Very truly yours,

/s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer

Exhibit 5.a.

ESTIMATED REMAINING COLLECTIONS					9/30/2013

Purchase Period	Purchase Price	Cash Collections	Estimated Remaining Collections	Total Estimated Collections	% of Purchase Price	Forecasted Estimated Remaining Collections (09/2014)	Forecasted Estimated Remaining Collections (beyond 09/2014 7r forecast)
2001	$61,961,789	$105,748,042	$—	$105,748,042	171%	$—
						$—
2002	$33,732,988	$48,317,561	$—	$48,317,561	143%	$—
						$—
2003	$112,953,424	$224,043,882	$0	$224,043,882	198%	$0
						$—
2004	$104,279,976	$194,155,509	$19,340	$194,174,849	186%	$19,340
						$—
2005	$125,531,408	$229,781,453	$407,116	$230,188,569	183%	$407,116
						$—
2006	$163,746,043	$275,329,876	$991,542	$276,321,418	169%	$991,542
						$—
2007	$109,235,072	$110,354,972	$3,678,419	$114,033,391	104%	$3,678,419
						$—
2008	$26,609,220	$53,595,325	$0	$53,595,325	201%	$0
						$—
2009	$19,127,423	$41,017,191	$—	$41,017,191	214%	$—
						$—
2010	$7,212,277	$23,704,347	$—	$23,704,347	329%	$—
						$—
2011	$—	$—	$—	$—	0%	$—
						$—
2012	$—	$—	$—	$—	0%	$—
2013	$3,340,799	$252,786	$4,090,162	$4,342,948	130%	$766,125	$3,324,037

TOTALS	$767,730,419	$1,306,300,944	$9,186,579	$1,315,487,524	171%	$5,862,543	$3,324,037

Exhibit 5.c.

ASTA FUNDING, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2013 and 2012

Note C — Consumer Receivables Acquired For Liquidation (continued)

The following tables summarize the changes in the balance sheet of the investment in receivable portfolios during the following periods.

	For the Year Ended September 30, 2013
	Interest	Cost
	Method	Recovery
	Portfolios	Portfolios	Total
Balance, beginning of period	$12,326,000	$74,561,000	$86,887,000
Acquisitions of receivable portfolios	3,340,000	—	3,340,000
Net cash collections from collection of consumer receivables acquired for liquidation	(34,128,000)	(17,522,000)	(51,650,000)
Cash collections represented by account sales of consumer receivables acquired for liquidation	(989,000)	(1,459,000)	(2,448,000)
Impairments	(2,444,000)	(10,148,000)	(12,592,000)
Finance income recognized(1)	29,966,000	4,397,000	34,363,000

Balance, end of period	$8,071,000	$49,829,000	$57,900,000

Finance income as a percentage of collections	85.3%	23.2%	63.5%

(1) The following table summarizes revenue derived from fully amortized portfolios and non-fully amortized portfolios:

Fully amortized portfolios	$28,814,000	$4,397,000	$33,211,000
Non-fully amortized portfolios	1,152,000	—	1,152,000

Finance income recognized	$29,966,000	$4,397,000	$34,363,000